Exhibit 99.1

U.S. Forest Service Issues Final Record of Decision Authorizing PolyMet Land Exchange

ST. PAUL, Minn.--(BUSINESS WIRE)--January 9, 2017--PolyMet Mining Corp. (“PolyMet” or the “Company”) TSX: POM; NYSE MKT: PLM – today reports that the U.S. Forest Service issued its Final Record of Decision authorizing the land exchange for PolyMet’s NorthMet copper-nickel-precious metals project located in the established Mesabi Iron Range mining district in northeastern Minnesota.

PolyMet is receiving approximately 6,650 acres of surface land above and around the NorthMet ore body. Upon completion of title transfer, PolyMet’s total contiguous surface rights will be approximately 19,000 acres (30 square miles) including the existing Erie Plant, tailings basin, areas to the north, east and west of the tailings basin, the transportation corridor between the mine site and the plant, as well as land above and surrounding the ore body.

“The Forest Service decision further validates both the Final Environmental Impact Statement and the comprehensive process supporting this Final Record of Decision. This is an incredibly important milestone for PolyMet as we consolidate the surface land and mineral ownership in and around the NorthMet ore body and Erie Plant site,” said Jon Cherry, president and CEO.

In exchange, PolyMet will transfer to the Forest Service four parcels of land totaling 6,690 acres currently owned or controlled by PolyMet. The Forest Service cites several benefits of the exchange, including:

  There is a 40-acre overall increase in the National Forest lands, a 505-acre increase in wetlands under federal ownership, and a 94-acre increase in public lakes with water frontage available for public and tribal use
  Lands that have no public overland access and are adjacent to existing ferrous mining areas are being exchanged for lands with public access located within the Superior National Forest
  Cost savings from a 33-mile reduction in boundaries and elimination of two easements currently managed by the Forest Service

A more detailed description of the exchange lands can be found at: http://www.polymetmining.com/northmet-project/land-exchange/.

“We are pleased that this land exchange will benefit the Superior National Forest and enhance public use of these lands for recreational activities as well as benefitting PolyMet. This is truly a win-win solution where all parties benefit,” Cherry said.

“We acknowledge our technical and legal advisors and the PolyMet team for their professionalism, diligence and hard work in achieving this significant milestone and their continued work on the permits,” Cherry added. “We also thank our local communities, our political representatives, the business and labor communities, and PolyMet’s shareholders for their continued support and encouragement. The Iron Range has a rich mining heritage and we are very honored to be part of the next chapter of mining in Minnesota.”

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study. The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2016 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and nine months ended October 31, 2016, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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CONTACT:
PolyMet Mining Corp.
Media
Bruce Richardson, +1 651-389-4111
Corporate Communications
brichardson@polymetmining.com
or
Investor Relations
Jenny Knudson, +1 651-389-4110
Investor Relations
jknudson@polymetmining.com